Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2025,
Staffing 360 Solutions, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Staffing 360 Solutions, Inc. effective at the opening of the trading session on July 21, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b). The Company was notified of the Staff determination on August 13, 2024.
On August 20, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On October 3, 2024, the hearing was held. On February 11, 2025, the
Panel reached a decision and a Decision letter was issued on February 11, 2025. The Company security was suspended on February 13, 2025. The Staff determination to delist the Company security became final on March 28, 2025.